UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

KEEN VISION ACQUISITION CORPORATION

(Name of Issuer)

Ordinary Share, $0.0001 par value per share

(Title of Class of Securities)

G52443119

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52443119	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON KVC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,416,075(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,416,075(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,075(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.8%(2)
12	TYPE OF REPORTING PERSON* OO

(1)	Includes 3,737,500 founder shares and 678,575 ordinary shares included in the private placement units. Excludes 678,575 ordinary shares issuable upon the exercise of 678,575 private placement warrants.

(2)	Percentage is calculated based on 19,366,075 ordinary shares issued and outstanding as reported on the Annual Report on Form 10-K filed by the Issuer on March 29, 2024.

CUSIP No. G52443119	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON WONG, Kenneth K.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,416,075(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,416,075(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,075(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.8%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 3,737,500 founder shares and 678,575 ordinary shares included in the private placement units. Excludes 678,575 ordinary shares issuable upon the exercise of 678,575 private placement warrants.

(2)	Percentage is calculated based on 19,366,075 ordinary shares issued and outstanding as reported on the Annual Report on Form 10-K filed by the Issuer on March 29, 2024.

CUSIP No. G52443119	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jason Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,416,075(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,416,075(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,075(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.8%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 3,737,500 founder shares and 678,575 ordinary shares included in the private placement units. Excludes 678,575 ordinary shares issuable upon the exercise of 678,575 private placement warrants

(2)	Percentage is calculated based on 19,366,075 ordinary shares issued and outstanding as reported on the Annual Report on Form 10-K filed by the Issuer on March 29, 2024.

CUSIP No. G52443119	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer: Keen Vision Acquisition Corporation

(b)	Address of Issuer’s Principal Executive Offices: 37 Greenbriar Drive, Summit, New Jersey 07901

Item 2.

(a)	Name of Person Filing:

KVC Sponsor LLC

WONG, Kenneth K.C.

Jason Wong

(b)	Address of Principal Business Office or if none, Residence:

KVC Sponsor LLC:

c/o Keen Vision Acquisition Corporation

37 Greenbriar Drive, Summit, New Jersey 07901

WONG, Kenneth K.C.:

c/o Keen Vision Acquisition Corporation

37 Greenbriar Drive, Summit, New Jersey 07901

Jason Wong

c/o Keen Vision Acquisition Corporation

37 Greenbriar Drive, Summit, New Jersey 07901

(c)	Citizenship:

KVC Sponsor LLC – Delaware, US

WONG, Kenneth K.C. – Canada

Jason Wong – Hong Kong

(d)	Title of Class of Securities: Ordinary Share, $0.0001 par value per share

(e)	CUSIP Number: G52443119

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

KVC Sponsor LLC – 4,416,075

WONG, Kenneth K.C. – 4,416,075

Jason Wong – 4,416,075

KVC Sponsor LLC, the Issuer’s Sponsor, is the record holder of the securities reported herein. KVC Sponsor LLC is controlled by Mr. Kenneth Wong and Mr. Jason Wong, its managers. By virtue of this relationship, Mr. Kenneth Wong and Mr. Jason Wong may be deemed to share beneficial ownership of the securities held of record by our sponsor.

CUSIP No. G52443119	13G	Page 6 of 9 Pages

(b)	Percent of Class:

KVC Sponsor LLC: 22.8%

WONG, Kenneth K.C.: 22.8%

Jason Wong: 22.8%

The foregoing percentage is calculated based on 19,366,075 ordinary shares issued and outstanding as reported on the Annual Report on Form 10-K filed by the Issuer on March 29, 2024.

(c)	Number of shares as to which such person has: KVC Sponsor LLC:

(i)	sole power to vote or to direct the vote: 4,416,075

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,416,075

(iv)	shared power to dispose or to direct the disposition of: 0

WONG, Kenneth K.C.:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,416,075

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,416,075

Jason Wong:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,416,075

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,416,075

CUSIP No. G52443119	13G	Page 7 of 9 Pages

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G52443119	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2024

KVC SPONSOR LLC

By	/s/ WONG, Kenneth K.C.
Name:	WONG, Kenneth K.C.
Title:	Manager

WONG, KENNETH K.C.

By	/s/ WONG, Kenneth K.C.
Name:	WONG, Kenneth K.C.

Jason Wong

By	/s/ Jason Wong
Name:	Jason Wong

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G52443119	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, $0.0001 par value per share, of Keen Vision Acquisition Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of April 2, 2024.

KVC SPONSOR LLC

By	/s/ WONG, Kenneth K.C.
Name:	WONG, Kenneth K.C.
Title:	Manager

WONG, KENNETH K.C.

/s/ WONG, Kenneth K.C.
WONG, Kenneth K.C.

Jason Wong

/s/ Jason Wong
Jason Wong